Office of International
Division of Corporatior
Securities and Exchan
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 2054


07021267

Reykjavik, February 13, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (February 12, 2007): Actavis Group hf. announces Authorization to convert shares to euros and increase share capital by twelve hundred million Icelandic kronas. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

Partners in alphabetical order

Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, February 13, 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (February 12, 2007): Actavis Group hf. announces Authorization to convert shares to euros and increase share capital by twelve hundred million Icelandic kronas. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group



Höskuldur Eiríksson, Associate
LOGOS legal services



KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Results of Shareholders Meeting 9 February 2007 12.2.2007 09:36:51

Flokkur: Hluthafafundir Prenta

- Authorization to convert shares to euros and increase share capital by twelve hundred million Icelandic kronas

Reykjavik, Iceland, 09 February 2007 — Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, today announces that a shareholders' meeting held here today has authorized the board of the Company to convert the Company's Class A shares from ISK to EUR. The proposal was approved with all votes in Class A and Class B, attended for at the meeting.

The conversion is permitted by sub-paragraph 4 of Article 1 of the Act No. 2/1995 on public limited liability companies. The conversion shall be made in accordance with the Act No. 3/2006 on Annual Accounts, cf. sub-paragraph 5 of Article 1 of the Act No. 2/1995 on public limited liability companies. In addition, the Board shall be authorized to make the necessary amendments to the Company's Articles of Association reflecting the conversion, including with respect to amounts specified in Article 2 effected by the conversion. If the conversion is approved by the Board of Directors, the nominal value of each share will be EUR 0.01.

The shareholders' meeting also authorized the Board of Directors is to increase the Company's share capital in Class A by a nominal value of up to ISK 1,200,000,000 - twelve hundred million Icelandic kronas - nominal value in relation to the funding of the acquisition of shares in other companies. The proposal was approved with all votes in Class A and Class B, attended for at the meeting

This authorisation remains valid for one year as of the approval thereof. The new shares shall confer rights as from the date of registration of the share capital increase. The Board may decide that payment for the new shares may be made in a form other than cash. The shareholders shall not have pre-emptive rights to subscribe for the new shares.

For more information, please contact Halldor Kristmannsson, Director of Corporate Communications, tel. +354 535 2325, +354 840 3425, email: hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in more than 30 countries, with over 10,000 employees. The company's market cap is approximately EUR2.9bn (US$3.6 billion) and it's listed in the Iceland Stock Exchange.

Information in this press release may contain forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

END